[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 31, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Ellsworth Growth and Income Fund Ltd. – N-2 Filing

Ladies & Gentlemen:

On behalf of Ellsworth Growth and Income Fund Ltd. (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder (the “Securities Act Rules”), and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $22,100 to cover the registration fee under the Securities Act has been paid.

This Registration Statement is being filed pursuant to Rule 415(a)(6) under the Securities Act to continue the Fund’s existing Rule 415(a)(x) shelf program and is being filed pursuant to General Instruction A.2. of Form N-2. A post-effective amendment to the Fund’s currently effective registration statement on Form N-2 was declared effective by the Commission on March 9, 2020. The Registration Statement filed herewith is substantially identical to the post-effective amendment the Commission recently declared effective, except for updates to risk disclosure, other business and financial updates and changes designed to conform the Registration Statement to the requirements of Form N-2 that came into effect on August 1, 2020, including compliance with new General Instruction A.2.

For purposes of this initial filing, the Fund has omitted incorporating by reference the information required by Item 4 and Item 24 of Form N-2. The Fund

Securities and Exchange Commission

August 31, 2020

anticipates that it will incorporate the information required by Items 4 and 24 of Form N-2 by reference into the Registration Statement in a pre-effective amendment thereto, at which time the Fund will also file the related consents of the Fund’s current and former independent registered public accounting firms as exhibits to such filing.

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If you have any questions or require any further information with respect to this Registration Statement, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836.

Sincerely,

/s/Kenneth E. Burdon

Kenneth E. Burdon